Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.    Name and Address of Company

CoolBrands International Inc. (“CoolBrands”)
210 Shields Court
Markham, ON
L3R 8V2

2.    Date of Material Change

January 2, 2007

3.    Press Release

A press release was issued by CNW Group on January 2, 2007.

4.    Summary of Material Change

CoolBrands announced the signing of a definitive agreement pursuant to which Lily Acquisition, LLC, an affiliate of Catterton Partners Management Company, has agreed to acquire all of the issued and outstanding shares of common stock of CoolBrands Dairy, Inc., an indirect wholly owned subsidiary of CoolBrands.

5.    Full Description of Material Change

CoolBrands announced the signing of a definitive agreement pursuant to which Lily Acquisition, LLC, an affiliate of Catterton Partners Management Company, has agreed to acquire all of the issued and outstanding shares of common stock of CoolBrands Dairy, Inc., an indirect wholly owned subsidiary of CoolBrands.

CoolBrands Dairy, Inc. manufactures cup yogurt at its plant located in North Lawrence, New York under the Breyers® brand and the Crème Savers® brand. The transaction is expected to close by early February 2007, and is subject to customary closing conditions. The consideration to be received by CoolBrands in connection with the sale is US$45,000,000 in cash (subject to an inventory and slotting fee adjustment), a US$5 million subordinated promissory note, and a warrant to purchase 2,000,000 shares of common stock of Yogurt Holdings II, Inc. at a price of US$1.25 per share. A copy of the definitive agreement will be filed by CoolBrands with the applicable securities regulatory authorities and will be available at www.sedar.com.

The US$5 million subordinated promissory note that CoolBrands will receive upon closing is repayable on the second anniversary of the closing date of the transaction, and accrues interests at 12.9% per annum, compounded quarterly.

The board of directors of CoolBrands has received a fairness opinion from Duff & Phelps LLC in respect of the transaction and has determined that the transaction is in the best interests of CoolBrands.

CoolBrands may use some portion of the proceeds of the sale to repay the remaining long term debt of CoolBrands. The balance of the proceeds will be used for general working capital purposes.

CoolBrands has previously announced that it is exploring the possibility of the sale of certain of its ice cream assets such as the remaining distribution assets, CoolBrands’ foodservice division and CoolBrands’ ice cream brands, and the sale of CoolBrands’ owned real estate.

6.    Reliance on Confidentiality Section

Not applicable.

7.    Omitted Information

Not applicable.

8.    Executive Officers

For further information, please contact Carla Aedo at (905) 479-8762.

9.    Date of Report

January 11, 2007.